FIRST MAJESTIC SILVER CORP.
(the "Company")

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

Following the annual general meeting of the Company's shareholders held on June 10, 2026 in Vancouver, British Columbia (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated.

Item 1 Number of Directors

Based on the proxies received and the votes on a show of hands, the number of directors of the Company for the ensuing year was set at six (6):

Outcome of the Vote	Votes For	% For	Votes Against	% Against

Carried	288,501,016	99.45%	1,605,061	0.55%

Item 2 Election of Directors

Based on the proxies received and votes by ballot at the Meeting, the following six individuals were elected as directors of the Company until the next annual shareholders' meeting, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld

Keith Neumeyer	205,934,817	90.43%	21,805,112	9.57%
Marjorie Co	226,698,213	99.54%	1,041,717	0.46%
Thomas F. Fudge, Jr.	159,116,119	69.87%	68,623,811	30.13%
Raymond L. Polman	226,941,896	99.65%	798,034	0.35%
Colette Rustad	225,119,902	98.85%	2,620,027	1.15%
Ayesha Hira	226,854,677	99.61%	885,254	0.39%

Item 3 Appointment of Auditor

Based on the proxies received and the votes on a show of hands, Deloitte LLP, Independent Registered Public Accounting Firm, was re-appointed as independent auditor of the Company until the Company's next annual shareholders' meeting, with the Company's directors authorized to set their remuneration:

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld

Carried	252,426,451	87.01%	37,679,627	12.99%

Item 4 Advisory Resolution on Executive Compensation

Based on the proxies received and votes by ballot at the Meeting, a non-binding advisory resolution on the Company's approach to executive compensation was approved by a simple majority vote:

Outcome of the Vote	Votes For	% For	Votes Against	% Against

Carried	149,484,647	65.64%	78,255,279	34.36%

Item 5 Awards Granted under LTIP

Based on the proxies received and votes by ballot at the Meeting, an ordinary resolution approving the unallocated entitlements under the Company's long-term incentive plan ("LTIP") and ratifying the grant of previous Awards (as defined in the LTIP) since the Company's prior annual general meeting of shareholders, as detailed on page 21 of the management information circular that was distributed to the Company's shareholders in connection with the Meeting, was approved by a simple majority vote:

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld

Carried	221,671,087	97.34%	6,068,840	2.66%

Dated at Vancouver, British Columbia, this 10th day of June, 2026.

FIRST MAJESTIC SILVER CORP.

(signed) "Samir Patel"

Samir Patel

General Counsel & Corporate Secretary